EX. 99.28(d)(20)(vi)

Amendment

to the Investment Sub-Advisory Agreement Among

Jackson National Asset Management, LLC,

Pacific Investment Management Company LLC, and

Jackson Variable Series Trust

This Amendment is made by and among Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), Pacific Investment Management Company LLC, a Delaware limited liability company and registered investment adviser (the “Sub-Adviser”), and Jackson Variable Series Trust, a Massachusetts business trust (the “Trust”).

Whereas, the Adviser, the Sub-Adviser, and the Trust (the “Parties”) entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015, as amended (“Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to an investment portfolio of the Trust, as listed on Schedule A to the Agreement (the “Fund”).

Whereas, the Board of Trustees of the Trust approved the following name change for the Fund, effective August 13, 2018:

-	JNL/PIMCO Credit Income Fund to the
JNL/PIMCO Investment Grade Corporate Bond Fund

Whereas, the Parties have agreed to amend the Agreement, effective August 13, 2018, to reflect the Fund name change as outlined above.

1.	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated August 13, 2018, attached hereto.

2.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated August 13, 2018, attached hereto.

3.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

4.
Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

5.	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed, effective as of August 13, 2018.

Jackson National Asset Management, LLC		Pacific Investment Management Company LLC

By:	/s/ Mark D. Nerud	By:	/s/ Candice Stack Whitten
Name:	Mark D. Nerud	Name:	Candice Stack Whitten
Title:	President and CEO	Title:	Managing Director

Jackson Variable Series Trust

By:	/s/ Adam C. Lueck
Name:	Adam C. Lueck
Title:	Assistant Secretary

Schedule A
Dated August 13, 2018
 (Fund)

JNL/PIMCO Investment Grade Corporate Bond Fund

A-1

Schedule B
Dated August 13, 2018
(Compensation)

For the JNL/PIMCO Investment Grade Corporate Bond Fund, Sub-Adviser’s account #2852, the following fee schedule shall apply:

JNL/PIMCO Investment Grade Corporate Bond Fund (#2852)
Average Daily Net Assets	Annual Rate
All Assets	0.25%

The following blended discount – based on aggregate 1940 Act Sub-advised strategies, calculated quarterly and applied to the calculated fee amount – shall apply to the Account if (i) the Sub-Adviser manage at least three 1940 Act sub-advised strategies for the Adviser and (ii) of those managed accounts, the core fixed income accounts (currently Sub-Adviser Accounts #11852, 1852 and 2852) have a combined AUM of at least $5.5 billion:

Account AUM amount	Discount per AUM Tier
$0 to $2.5 billion	2.5%
$2.5 billion to $5 billion	5.0%
$5 billion to $7.5 billion	7.5%
Assets greater than $7.5 billion	10.0%

“Fund” and “Funds” shall have the same meaning as set forth in the Agreement.

Market value is determined by the Fund Accountant.

B-1